Exhibit 4.9

Promissory Notes (Schuldscheindarlehen)

The five promissory note loan agreements (collectively, the “Promissory Notes”) each govern an unsecured promissory note loan among Evotec SE, as borrower (the “Borrower”), Deutsche Bank AG and Landesbank Baden-Württemberg (“LBBW,” and, together with the Borrower and Deutsche Bank AG, the “Parties”), as arrangers and LBBW as the original lender.

The following table provides an overview of the financial terms of the Promissory Notes:

Number	Borrower	Arranger	Original Lender	Principal (in millions of EUR)	Interest	Funding Date	Maturity Date
617548102	Evotec SE	Deutsche Bank AG, LBBW	LBBW	58.5	0.9% p.a.	24 June 2019	24 June 2024
617548129	Evotec SE	Deutsche Bank AG, LBBW	LBBW	38.0	1.122% p.a.	24 June 2019	24 June 2026
617548145	Evotec SE	Deutsche Bank AG, LBBW	LBBW	54.0	2.00% p.a.	24 June 2019	25 June 2029
617548110	Evotec SE	Deutsche Bank AG, LBBW	LBBW	50.0	EURIBOR + 0.9% p.a.	24 June 2019	24 June 2024
617548137	Evotec SE	Deutsche Bank AG, LBBW	LBBW	14.5	EURIBOR + 1.1% p.a.	24 June 2019	24 June 2026

The Promissory Notes are each materially similar to one-another with the exception of principal amount, maturity and interest rate. The following provides a summary of the material terms:

Interest on each Promissory Note is payable on June 24 annually until the Maturity Date, except for the floating rate Promissory Notes, for which interest is payable semi-annually on June 24 and December 24 of each year, until the Maturity Date.

The principal amount under each Promissory Note becomes due and payable on the applicable Maturity Date. However, the relevant lender may, in its capacity as original lender, accelerate repayment in the event of a change of control. The Borrower is obligated to reimburse the relevant lender for any loss, damage and cost arising from an early repayment.

The Borrower may terminate the promissory loan note in its entirety, upon thirty days’ notice, at the end of each calendar half-year if the relevant lender has not agreed to an amendment of such Promissory Note requested later than three years after the Promissory Note loan was granted. In the case of such early termination, the repayment amount (calculated as the higher of (i) the outstanding principle amount or (ii) the discounted market value of the promissory note loan) and any accrued and unpaid interest. The floating rate Promissory Notes do not contain such termination rights, but are, by operation of mandatory German law, repayable at the end of each interest period (subject to at least one months’ prior notice).

The Promissory Notes contain certain restrictive covenants preventing the the Borrower and its material subsidiaries from pledging current and future assets as security for other financial liabilities unless security of an equal ranking priority is granted to the relevant lender, subject to certain exemptions such as security granted in the ordinary course of business. The Borrower guarantees that the claims under the Promissory Notes rank at least equal in priority to all other unsecured and unsubordinated liabilities of the Borrower. Further restrictions apply to the entering into of financial liabilities and the transfer of assets to third parties (in each case, subject to certain exemptions).

At the end of each financial year, the Borrower must confirm that it is in compliance with the financial covenant (leverage covenant) provided for in each Promissory Note. A breach of this covenant may lead to an increase of interest, but does not itself constitute an event of default.

The relevant lender may accelerate each Promissory Note and demand immediate repayment of the principal amount outstanding plus accrued interest for good cause, including, but not limited to (i) non-payment of due interest or principal; (ii) breach of duties under the Promissory Notes; (iii) non-payment of a financial liability exceeding EUR 15 million; (iv) illiquidity or over-indebtedness, filing for insolvency or opening of insolvency proceedings with respect to the Borrower or any German material subsidiary; (v) enforcement procedures against substantial assets of the Borrower or any material subsidiary exceeding EUR 10 million; (vi) relocation of the registered office of the Borrower; and (vii) occurrence of a material adverse change.